UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Loxo Oncology, Inc.

(Name of Subject Company)

Loxo Oncology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Joshua H. Bilenker, M.D.

Chief Executive Officer

Loxo Oncology, Inc.

281 Tresser Blvd., 9th Floor

Stamford, CT, 06901

(203) 653-3880

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Effie Toshav, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jennifer Burstein Senior Vice President, Finance Loxo Oncology, Inc. 281 Tresser Blvd., 9th Floor Stamford, CT, 06901 (203) 653-3880

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), with the Securities and Exchange Commission on January 17, 2019 (the “Schedule 14D-9”), relating to the offer by Bowfin Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company (“Lilly”), an Indiana corporation, to purchase all of the outstanding shares of Loxo Oncology common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $235.00 per Share, net to the seller in cash, without interest and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2019, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on February 14, 2019 (such date and time, the “Expiration Time”) and was not extended. The depositary for the Offer has advised that, as of the Expiration Time, 26,043,820 Shares, had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 84.6% of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following consummation of the Offer, on February 15, 2019, Lilly completed its acquisition of Loxo Oncology pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Loxo Oncology, and without a meeting of stockholders of Loxo Oncology in accordance with Section 251(h) of the DGCL, with Loxo Oncology surviving as a wholly-owned subsidiary of Lilly.

Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market on February 15, 2019 and will be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act.

On February 15, 2019, Lilly issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Lilly is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on February 15, 2019 and is incorporated by reference herein.”

Item 8.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(G)	Press Release issued by Eli Lilly and Company on February 15, 2019 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-T/A filed with the SEC by Eli Lilly and Company and Bowfin Acquisition Corporation on February 15, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Loxo Oncology, Inc.

By:	/s/ Joshua H. Bilenker, M.D.
	Name:	Joshua H. Bilenker, M.D.
	Title:	Chief Executive Officer
	Date:	February 15, 2019